UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on Kookmin Bank’s Decision on Capital Injection in PT Bank KB Bukopin Tbk.

On February 16, 2023, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on October 11, 2022 regarding the decision by Kookmin Bank, one of KB Financial Group’s wholly-owned subsidiaries, to inject capital into PT Bank KB Bukopin Tbk. (“Bank KB Bukopin”), as follows:

On February 16, 2023, the board of directors of Kookmin Bank passed a new resolution revising the maximum amount of capital injection to be made by Kookmin Bank into Bank Bukopin. Pursuant to this new resolution, if Bank KB Bukopin decides to increase its capital by issuing new shares in pursuit of its swift business normalization and procurement of future growth drivers, then Kookmin Bank would participate in such rights offering by Bank KB Bukopin within the maximum amount of IDR 12,000 billion (equivalent to approximately KRW 1 trillion) (the “Capital Injection”), an increase from IDR 8,436 billion, the originally planned amount of capital injection previously disclosed on KB Financial Group’s Form 6-K furnished on October 11, 2022. The original amount was computed based on, among others, Kookmin Bank’s ownership in Bank KB Bukopin, while the revised amount also reflects Kookmin Bank’s most conservative considerations of several factors relating to the Capital Injection, including the conditions of the Indonesian financial market.

*	Note: Such amount in KRW is subject to change based on exchange rates.

Currently, however, details of neither Bank KB Bukopin’s rights offering (including the number of shares to be issued and the issue price) nor the Capital Injection (including the number of shares to be acquired, the purchase price and the total number of shares to be owned by Kookmin Bank following the Capital Injection) still have been determined, and as such, KB Financial Group plans to make further disclosures at which point such matters have been determined. In addition, the expected date of the acquisition of Bank KB Bukopin’s new shares is subject to further discussions with the financial authorities.

The key details of the Capital Injection remain the same as previously disclosed on KB Financial Group’s Form 6-K furnished on October 11, 2022, except for Item 1.B and Item 4, as shown below:

1.	Information on Bank KB Bukopin as of September 30, 2022:

A.	Total number of shares issued: 67,887,540,178 shares

B.	Share Capital: KRW 588,700,000,000 (converted from IDR to KRW at the exchange rate announced on February 16, 2023 (IDR 1.00 = KRW 0.0841))

C.	Primary areas of business: Banking

2.	Method of the Capital Injection: Cash payment for the acquisition of new shares

3.	Purpose of the Capital Injection: Participate in the rights offering by Bank KB Bukopin in pursuit of its business normalization and procurement of future growth drivers

4.	Key Financial Information of Bank KB Bukopin:

					(Unit: millions of KRW)
Period	Total Assets	Total Liabilities	Total Equity	Share Capital	Operating Revenue	Net Income
FY2021	7,503,038	6,392,422	1,110,617	588,700	354,701	-193,622
FY2020	6,722,834	6,010,807	712,028	292,548	446,434	-274,007
FY2019	8,432,223	7,683,272	748,951	115,758	653,025	18,229

*	Note: The figures above have been converted from IDR to KRW at the exchange rate announced on February 16, 2023 (IDR 1.00 = KRW 0.0841).

For a comparison of this updated disclosure and the previous disclosure regarding Kookmin Bank’s Decision on Capital Injection in Bank KB Bukopin, please refer to the Form 6-K titled “Kookmin Bank’s Decision on Capital Injection in PT Bank KB Bukopin Tbk” previously furnished by KB Financial Group on October 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 16, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer